UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Dixie Group, Inc.
(Name of Issuer)

Common Stock, $3 Par Value
(Title of Class of Securities)

255519100
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 255519100	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Tontine Asset Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,391,473
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,391,473
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,473
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.65%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 255519100	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Tontine Capital Overseas Master Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,391,473
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,391,473
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,391,473
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.65%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 255519100	13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 47,235
	6	SHARED VOTING POWER 1,391,473
	7	SOLE DISPOSITIVE POWER 47,235
	8	SHARED DISPOSITIVE POWER 1,391,473
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,438,708
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 255519100	13G/A	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is The Dixie Group, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive offices are located at 475 Reed Road, Dalton, Georgia 30720.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:
	(i)	Tontine Capital Overseas Master Fund II, L.P. ("TCOM II"), a limited partnership organized under the laws of the State of Delaware, with respect to the 1,391,473 shares of Common Stock directly owned by TCOM II;
	(ii)	Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware (“TAA”), which serves as general partner of TCOM II, with respect to the shares of Common Stock directly owned by TCOM II; and
	(iii)	Jeffrey L. Gendell, a United States citizen ("Mr. Gendell"), who serves as the Managing Member of TAA, with respect to the 47,235 shares of Common Stock directly owned by him and the shares of Common Stock directly owned by TCOM II.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.

Item 2(c).	CITIZENSHIP
See Item 2(a) above.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $3 Par Value (the “Common Stock”).

Item 2(e).	CUSIP NUMBER
255519100

CUSIP No. 255519100	13G/A	Page 6 of 9 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. 255519100	13G/A	Page 7 of 9 Pages

Item 4.	OWNERSHIP

A.	Tontine Asset Associates, LLC
	(a)	Amount beneficially owned: 1,391,473
	(b)	Percent of class: 9.65%. The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon the 14,426,034 shares of Common Stock issued and outstanding as of November 3, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 13, 2023.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,391,473
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: 1,391,473

B.	Tontine Capital Overseas Master Fund II, L.P.
	(a)	Amount beneficially owned: 1,391,473
	(b)	Percent of class: 9.65%.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,391,473
		(iii)	Sole power to dispose or direct the disposition of: -0-
		(iv)	Shared power to dispose or direct the disposition of: 1,391,473

C.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 1,438,708
	(b)	Percent of class: 9.97%
	(c)	(i)	Sole power to vote or direct the vote: 47,235
		(ii)	Shared power to vote or direct the vote: 1,391,473
		(iii)	Sole power to dispose or direct the disposition of: 47,235
		(iv)	Shared power to dispose or direct the disposition of: 1,391,473

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

CUSIP No. 255519100	13G/A	Page 8 of 9 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including directing the receipt of dividends from or the proceeds from the sale of such shares. Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 255519100	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2024

/s/ Jeffrey L. Gendell
Jeffrey L. Gendell, individually, and as managing member of Tontine Asset Associates, LLC, for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P.